

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CATERPILLAR®

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **August 10, 2012**

CATERPILLAR INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)
100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On August 10, 2012, Caterpillar Inc. (the "Company") issued a press release announcing the early results and pricing terms of its private offers to exchange certain of its outstanding series of debentures and senior notes for a combination of a new series of the Company's debentures due 2042 and cash. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits

The following exhibit is filed with this Current Report on Form 8-K:

Exhibit No.	Description of Exhibit
99.1	Caterpillar Inc. press release dated August 10, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

Date: August 10, 2012   By: */s/James B. Buda*

          Name: James B. Buda
          Title: Senior Vice President and Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Caterpillar Inc. press release dated August 10, 2012

EXHIBIT 99.1



August 10, 2012

Caterpillar contact:
Jim Dugan
Corporate Public Affairs
(309) 494-4100
Mobile (309) 360-7311
Dugan_Jim@cat.com

FOR IMMEDIATE RELEASE

Caterpillar Announces Early Results and
Pricing Terms of Exchange Offers

PEORIA, Ill. - Caterpillar Inc. (NYSE: CAT) (the "Company") announced today the early results and pricing terms of its previously announced private offers to exchange certain of its outstanding debentures and senior notes (collectively, the "Old Debentures") for a combination of a new series of the Company's debentures due 2042 (the "New Debentures") and cash (the "Exchange Offers").

Early Results

Based on information provided by D.F. King & Co., Inc., the exchange agent for the Exchange Offers, the condition that the aggregate principal amount of Old Debentures validly tendered for exchange and not validly withdrawn as of 5:00 p.m., New York City time, on August 9, 2012 (the "Early Participation Date") exceed the amount required for the issuance of at least $250 million aggregate principal amount of New Debentures has been satisfied.

In accordance with the terms and conditions of the Exchange Offers, the Company will accept any and all of the $543,108,000 aggregate principal amount of the (i) $7^3/_8$% Debentures due 2097, (ii) 6.95% Debentures due 2042, (iii) 8.250% Debentures due 2038, (iv) 7.30% Debentures due 2031 and (v) 6.625% Senior Debentures due 2028 (collectively, the "Any and All Debentures") that were validly tendered for exchange and not validly withdrawn as of the Early Participation Date. The Company expects to deliver New Debentures and cash in exchange for such accepted Any and All Debentures on August 15, 2012 (the "Early Settlement Date"), subject to satisfaction or waiver of the conditions to the Exchange Offers and in accordance with the other terms and conditions disclosed in the Company's confidential offering memorandum dated July 27, 2012 (the "Confidential Offering Memorandum"). In no event will any 5.200% Senior Notes due 2041 (the "2041 Debentures") or 6.050% Debentures due 2036 (the "2036 Debentures") be accepted for exchange on the Early Settlement Date. The Company expects to deliver New Debentures and cash in exchange for any accepted 2041 Debentures and 2036 Debentures promptly after the Expiration Date (as defined below) (which acceptance is expected to occur on August 27, 2012) (the "Final Settlement Date"), subject to satisfaction or waiver of the conditions to the Exchange Offers and in accordance with the other terms and conditions disclosed in the Confidential Offering Memorandum, including the condition that the aggregate principal amount of New Debentures that will be issuable in exchange for the Any and All Debentures does not exceed $2.0 billion (the "Maximum Offers Limit").

The following table indicates, among other things, the principal amount of Old Debentures validly tendered as of the Early Participation Date, and the principal amount of Any and All Debentures to be accepted for exchange as of the Early Participation Date:

CUSIP Number	Title of Security	Principal Amount Outstanding	Maximum Acceptance Limit	Principal Amount Tendered as of Early Participation Date	Principal Amount Accepted as of Early Participation Date
149123BE0	$7^3/_8$% Debentures due 2097	$300,000,000	N/A	$53,885,000	$53,885,000
149123BK6	6.95% Debentures due 2042	$250,000,000	N/A	$89,988,000	$89,988,000
149123BR1	8.250% Debentures due 2038	$250,000,000	N/A	$184,796,000	$184,796,000
149123BJ9	7.30% Debentures due 2031	$350,000,000	N/A	$107,774,000	$107,774,000
149123BF7	6.625% Senior Debentures due 2028	$300,000,000	N/A	$106,665,000	$106,665,000
149123BS9	5.200% Senior Notes due 2041	$1,250,000,000	(1)	$491,045,000	N/A
149123BN0	6.050% Debentures due 2036	$750,000,000	(1)	$289,940,000	N/A

(1) The maximum acceptance limit will be determined as described in the Confidential Offering Memorandum.

Pricing Terms

The pricing terms were determined as of 10:00 a.m., New York City time, on August 10, 2012 (the "Price Determination Date") in accordance with the terms set out in the Confidential Offering Memorandum and the related letter of transmittal.

The total exchange price to be received in each Exchange Offer for each $1,000 principal amount of Old Debentures validly tendered, and not validly withdrawn, prior to the Early Participation Date is set forth in the table below. The total exchange price for the Old Debentures was based on a fixed-spread pricing formula using the bid-side yield on the U.S. Treasury 3.125% Notes due February 15, 2042 (based on Bloomberg screen page FIT1) and the fixed spread set forth in the table below, and will be paid in a combination of cash, if any, and New Debentures in an aggregate principal amount determined as set forth in the Confidential Offering Memorandum. The total exchange price includes an early participation premium of $30 payable in cash only to Eligible Holders who have validly tendered and who have not validly withdrawn their Old Debentures prior to the Early Participation Date.

The table below shows the total exchange price and composition of total exchange price per $1,000 principal amount of each series of Old Debentures accepted in the Exchange Offers.

CUSIP Number	Title of Security	Principal Amount Outstanding	Fixed Spread (basis points)	Acceptance Priority Level	Total Exchange Price(1)	Composition of Total Exchange Price(1)		
						New Debentures Component	Cash Component	Early Participation Premium
149123BE0	7³/₈% Debentures due 2097	$300,000,000	145	N/A	$1,595.97	$1,545.97	$20	$30 in cash
149123BK6	6.95% Debentures due 2042	$250,000,000	95	N/A	$1,594.60	$1,364.60	$200	$30 in cash
149123BR1	8.250% Debentures due 2038	$250,000,000	95	N/A	$1,773.25	$1,683.25	$60	$30 in cash
149123BJ9	7.30% Debentures due 2031	$350,000,000	70	N/A	$1,536.03	$1,396.03	$110	$30 in cash
149123BF7	6.625% Senior Debentures due 2028	$300,000,000	60	N/A	$1,408.63	$1,258.63	$120	$30 in cash
149123BS9	5.200% Senior Notes due 2041	$1,250,000,000	100	1	$1,263.43	$1,063.43	$170	$30 in cash
149123BN0	6.050% Debentures due 2036	$750,000,000	85	2	$1,400.60	$1,370.60	$0	$30 in cash

(1) For each $1,000 principal amount of Old Debentures validly tendered, not validly withdrawn and accepted by the Company for exchange. Tendering holders of the 2038 Debentures and 2041 Debentures must tender 2038 Debentures and 2041 Debentures, respectively, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

In addition to the applicable total exchange price, holders whose Old Debentures are accepted for exchange will be paid accrued and unpaid interest on such Old Debentures to, but not including, the applicable settlement date, described below.

The interest rate on the New Debentures will be 3.803%, which has been determined by reference to the bid-side yield on the U.S. Treasury 3.125% Notes due February 15, 2042 (based on Bloomberg screen page FIT1) on the Price Determination Date, which was 2.703%.

The Exchange Offers are being conducted by the Company upon the terms and subject to the conditions set forth in the Confidential Offering Memorandum and the related letter of transmittal. The Exchange Offers are only being made to, and copies of the offering documents will only be made available to, a holder of Old Debentures that has certified its status as (1) a "qualified institutional buyer" as defined in Rule 144A under the Securities Act of 1933 (the "Securities Act") or (2) a person outside the United States who is not a "U.S. person" as defined in Regulation S under the Securities Act and, in the case of any such person who is resident in a Member State of the European Economic Area, who has also certified that it is a "qualified investor" for the purposes of Article 2(1)(e) of Directive 2003/71/EC (as amended by Directive 2010/73/EU and as implemented in each member state of the European Economic Area, the "EU Prospectus Directive") (each, an "Eligible Holder"). The Confidential Offering Memorandum is not a prospectus for the purposes of the EU Prospectus Directive, and the Exchange Offers will only be made pursuant to an exemption under the EU Prospectus Directive from the requirement to produce a prospectus in connection with offers of the New Debentures.

The Exchange Offers will expire at 11:59 p.m., New York City time, on August 23, 2012 (the "Expiration Date"), unless extended or earlier terminated by the Company. In accordance with the terms of the Exchange Offers, tendered Old Debentures may no longer be withdrawn, except in certain limited circumstances where additional withdrawal rights are required by law. The Company will accept for exchange on the Final Settlement Date all Old Debentures validly tendered at any time prior to the Expiration Date that are not validly withdrawn and, in the case of Any and All Debentures, that are not exchanged on the Early Settlement Date, in each case unless the Expiration Date is earlier terminated or extended by the Company, and subject to satisfaction or waiver of the conditions to the Exchange Offers and in accordance with the other terms and conditions disclosed in the Confidential Offering Memorandum, including, in the case of the Exchange Offers for the 2041 Debentures and the 2036 Debentures, the condition that the aggregate principal amount of New Debentures that will be issuable in exchange for the Any and All Debentures does not exceed the Maximum Offers Limit.

The New Debentures have not been registered under the Securities Act or any state securities laws. Therefore, the New Debentures may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws. The Company will enter into a registration rights agreement with respect to the New Debentures.

Documents relating to the Exchange Offers will only be distributed to holders of the Old Debentures that complete and return a letter of eligibility confirming that they are Eligible Holders. Holders of the Old Debentures that desire a copy of the eligibility letter may contact D.F. King & Co., Inc., the information agent for the Exchange Offers, by calling toll-free (800) 714-3312 or collect (212) 493-6996 (banks and brokerage firms) or by e-mail at cat@dfking.com. Holders of the Old Debentures may also complete and submit a letter of eligibility online at http://www.dfking.com/cat.

This press release is not an offer to sell or a solicitation of an offer to buy any security. The Exchange Offers are being made solely pursuant to the Confidential Offering Memorandum and related letter of transmittal and only to such persons and in such jurisdictions as is permitted under applicable law.

This press release contains certain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "will be," "will," "would," "expect," "anticipate," "plan," "project," "intend," "could," "should" or other similar words or expressions often identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our outlook, projections, forecasts or trend descriptions. These statements do not guarantee future performance, and we do not undertake to update our forward-looking statements.

About Caterpillar:

For more than 85 years, Caterpillar Inc. has been making sustainable progress possible and driving positive change on every continent. With 2011 sales and revenues of $60.138 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives. The company also is a leading services provider through Caterpillar Financial Services, Caterpillar Remanufacturing Services, Caterpillar Logistics Services and Progress Rail Services.